

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Spyre Therapeutics, Inc.
221 Crescent Street
Building 23, Suite 105
Waltham, MA 02456

       Re: **Spyre Therapeutics, Inc.**
                  Form S-1, as amended
                  Exhibit Nos. 10.1, 10.2, and 10.5
                  Filed March 27, 2024
                  File No. 333-276251

Dear Cameron Turtle:

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences